Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
resTORbio, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-222746 and No. 333-230363) on Form S-8 and in registration statement (No. 333-229499) on Form S-3 of resTORbio, Inc. of our report dated March 12, 2020, with respect to the consolidated balance sheets of resTORbio, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of resTORbio, Inc.

/s/ KPMG LLP

Boston, Massachusetts
March 12, 2020